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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 9)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           AMERICAN BANKERS INSURANCE
                                  GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                           AMERICAN BANKERS INSURANCE
                                  GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE,
INCLUDING THE ASSOCIATED SERIES A PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                   24456 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                GERALD N. GASTON
              VICE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     AMERICAN BANKERS INSURANCE GROUP, INC.
                            11222 QUAIL ROOST DRIVE
                              MIAMI, FL 33157-6596
                                 (305) 253-2244
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

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
            MORTON A. PIERCE, ESQ.                       JOSEPHINE CICCHETTI, ESQ.
          JONATHAN L. FREEDMAN, ESQ.                    JORDEN BURT BOROS CICCHETTI
             DEWEY BALLANTINE LLP                          BERENSON & JOHNSON LLP
         1301 AVENUE OF THE AMERICAS                   777 BRICKELL AVENUE, SUITE 500
              NEW YORK, NY 10019                              MIAMI, FL 33131
                (212) 259-8000                                 (305) 371-2600
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     This Amendment No. 9 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated February 6, 1998 (as amended, the "Schedule
14D-9") of American Bankers Insurance Group, Inc., a Florida corporation (the
"Company" or "American Bankers"), filed in connection with the Cendant Offer.
Capitalized terms used herein shall have the definitions set forth in the
Schedule 14D-9 unless otherwise provided herein.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     The response to Item 4 is hereby amended and supplemented as follows:

     On March 17, 1998, the Board of Directors determined, after consultation with its legal and financial advisors, and based upon information currently available to it, that the terms of the Cendant Offer as revised to offer cash and stock with a value of $67 per share of Common Stock meet the definition of a "Superior Proposal", as defined in the Merger Agreement. The Company therefore instructed its legal and financial advisors to commence discussions with Cendant with respect to the Cendant Offer, as permitted by the Merger Agreement, including seeking answers to the questions previously submitted by the Company to Cendant. The Company's press release with respect to the aforementioned determination is filed as Exhibit 37 hereto and is incorporated by reference in its entirety herein.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

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Exhibit 37................................  Press Release, dated March 17, 1998, of the Company.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        AMERICAN BANKERS INSURANCE GROUP, INC.

                                        By: /s/ GERALD N. GASTON

                                           -------------------------------------
                                           Name: Gerald N. Gaston
                                           Title: Chief Executive Officer,
                                              President and Vice Chairman

Date: March 17, 1998
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                                 EXHIBIT INDEX
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
             EXHIBIT NO.                                       DESCRIPTION
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Exhibit 37...........................  Press Release, dated March 17, 1998, of the Company
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